

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Stephen Robertson
Chief Financial Officer
Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

      Re: Intapp, Inc.
         Form 10-K for the Year Ended June 30, 2021
         Filed September 15, 2021
         File No. 001-40550

Dear Mr. Robertson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology